Ex. 4.4
PROMISSORY NOTE
$70,000
July 31, 2009
Irvine, California
FOR VALUE RECEIVED, BioLargo, Inc., a Delaware corporation (“Maker”) promises to pay to James D. Masteller (“Holder”), or order, the principal sum of seventy thousand Dollars ($70,000) (the “Principal Amount”) with interest from the date of this Note on unpaid principal owing at the rate of ten percent (10%) per annum until fully paid. Principal plus all accrued and unpaid interest on such principal shall be due and payable ninety (90) days from the date referenced above (“Maturity Date”).
Maker shall make all payments in lawful money of the United States of America and in immediately available funds. Computations of interest shall be based on a year of 360 days but shall be calculated for the actual number of days in the period for which interest is charged.
This Note may be prepaid in whole or in part, without penalty, at the option of Maker and without the consent of Holder. All payments under this Note shall be paid to Holder at 11701 Heathcliff Drive, Santa Ana, California, or at such other address as Holder shall direct Maker in writing.
This Note shall be governed by the laws of the State of California excluding its conflict of laws rules. The exclusive jurisdiction and venue of any legal action instituted by any party to this Note shall be Orange County, California.
Maker shall pay all costs and expenses, including attorney fees, incurred (i) in collecting payment on this Note, (ii) in connection with any dispute that arises as to its enforcement, validity, or interpretation, whether or not legal action is instituted or prosecuted to judgment, or (iii) in enforcing any judgment obtained in any related legal proceeding.
Any of the terms and conditions of this Note may be waived by Holder, but no such waiver shall affect or impair the rights of Holder to require observance, performance, or satisfaction, either of that term or condition as it applies on a subsequent occasion or of any other term or condition of this Note.

BioLargo, Inc.

By:	/s/ Dennis P. Calvert
Dennis P. Calvert, President